EXHIBIT 99.1

Student Transportation Announces Director Election Results of Its 2014 Shareholder Meeting

BARRIE, Ontario, Nov. 7, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (Nasdaq:STB) ("STI" or the "Company") is pleased to announce that all of the nominees listed in its information circular dated September 23, 2014 were elected as directors of the Company at its annual meeting of shareholders held on November 6, 2014 (the "Meeting"). The results of the voting for each nominee are as follows:

Nominees	% of Votes Cast For	% of Votes Withheld
Denis Gallagher	98.98%	1.02%
Irving Gerstein	94.92%	5.08%
Kenneth Needler	94.98%	5.02%
Grace Palombo	94.98%	5.02%
George Rossi	94.16%	5.84%
David Scopelliti	95.09%	4.91%
Wendi Sturgis	94.11%	5.89%
Victor Wells	95.09%	4.91%

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

CONTACT: Investor Contacts

         Student Transportation Inc.

         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Patrick T. Gallagher
         Marketing & Communications Manager

         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com